Exhibit 99.1

JD.com’s Chief Technology Officer Appointed To New Role

March 15, 2019

BEIJING, March 15, 2019 (GLOBE NEWSWIRE) — JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced that Mr. Chen Zhang will be appointed to a new role as a senior advisor based in the United States and will depart from his full time role as the Chief Technology Officer of JD.com effective June 30, 2019. The company will announce a succession plan in the future.

Richard Liu, Chairman and Chief Executive Officer of JD.com, said, “We appreciate Chen’s valuable contribution and leadership since he joined, and we are pleased to appoint Chen to his new role. We wish him and his family all the best during this time. The company will continue to further strengthen our research and development into the coming year.”

Zhang shared, “I am grateful to be a member of the executive leadership team, and it has been my privilege to serve as JD.com’s Chief Technology Officer during a period of transformational growth. Due to personal and family reasons, I am unfortunately no longer able to work in China on a full-time basis but delighted to provide support to the Company as an advisor abroad.”

About JD.com.

JD.com is a leading technology driven e-commerce Company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Contacts:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.